Exhibit 99.1

Evogene Announces Ms. Sarit Firon to become Evogene's
Chairperson of the Board

Long-term Chairperson Martin Gerstel not standing for re-election

Rehovot, Israel – June 23, 2021 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize life-science product development across several market segments, announced today that its Board of Directors has resolved to appoint Ms. Sarit Firon to serve as Chairperson of the Board following, and subject to, her re-election as a Director at Evogene’s upcoming Annual General Meeting. Mr. Martin Gerstel, Evogene’s current Chairperson, recently informed the Board that after almost two decades as the Chairperson, he does not intend to stand for re-election.

Mr. Martin Gerstel said: “I am extremely proud of Evogene’s journey from its establishment to where we are today. We have developed unique and broadly applicable computational predictive biology capabilities, leading to promising and rapidly developing product pipelines in multiple life science-based markets. Having served on the Board of Directors since the company’s founding I believe it is now the right time for me to pass the reins to someone else and therefore have decided not to stand for re-election.  Having had the pleasure of working with Sarit since her initial election to the board in 2016, I have no doubt that she is the right person to serve as our next Chairperson. I enthusiastically look forward to supporting her efforts in entry into her new role.”

Mr. Ofer Haviv, Evogene's President and CEO, stated: “I would like to thank Martin for his leadership and vision as our Chairperson and his invaluable contributions to Evogene’s development for almost two decades. I also want to personally thank him for his guidance and support to me in my role as President and CEO.”

Mr. Haviv continued: “We are delighted to have Ms. Sarit Firon assume this new leadership position at Evogene. Sarit is one of Israel’s most accomplished investors and is well known for helping to build companies and bring them to IPOs and acquisitions. Sarit brings to Evogene more than 27 years of global investment and operational experience across Silicon Valley, New York and Tel-Aviv. She has held numerous operational and leadership roles, serving as Chairperson and board member, CEO and CFO at prominent high-tech companies. Sarit has served as a director with Evogene since August 2016 and knows Evogene and its subsidiaries very well, which will ensure a smooth transition into her new role as Chairperson of the Board.”

“I am honored to have been given the opportunity to lead Evogene as its new Chairperson. Evogene is an extraordinary company with highly differentiated predictive discovery and development capabilities and an impressive product pipeline through its subsidiaries,” said Ms. Sarit Firon. “I look forward to working with my fellow directors, Ofer, and the entire senior management team to take Evogene and its subsidiaries to the next level in value creation and recognition of such by the capital markets.”

Sarit Firon is a Partner of the Team8 Group and Managing Partner of Team8 Capital, the investment arm of the group. Prior to joining Team8 Capital, Sarit was Managing Partner of Cerca Partners, which invested in tech companies in the Israeli ecosystem and was part of some of Israel’s most notable acquisitions and IPOs, including ArmisFiverr (NYSE: FVRR), Innoviz, Demisto and others. She also led the seed round of Datorama, taking an active board member role until the company’s US $800 million acquisition by Salesforce. She serves as a Director on the Board of Perion Network Ltd. (NASDAQ: PERI).

Previously, Sarit held CEO and CFO positions in different technology companies, leading them through IPOs and M&As. Among other roles, she served as CFO at MediaMind during its Nasdaq IPO and acquisition by DG Corp for US $517 million. She holds a B.A. in accounting and economics from Tel-Aviv University in Israel.

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About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of our broadly applicable Computational Predictive Biology (CPB) platform. The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ltd. For more information, please visit www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses the re-appointment of Ms. Firon to the Company’s board of directors. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Aviva Banczewski / Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1900	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035